

Mail Stop 3561

December 17, 2009

Mr. Detlef Hilbig
President
Inform, Inc.
2200B Douglas Blvd., Suite 100
Roseville, CA 95661

> **RE: Inform, Inc.**
> **Amendment to Offering Circular on Form 1-A**
> **File No. 024-10223**
> **Filed December 7, 2009**

Dear Mr. Hilbig:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   Please note the financial statement updating requirements in Part F/S.

Risk Factors, page 3

2.   We note your revisions to risk factor three addressing dilution related issues. With a view to disclosure, please advise why the common stock outstanding was excluded from the dilution calculation. Also, revise to clarify "resulting in a

diluted per share value of $.78 per share …" and revise the reference to 9.22% overall dilution on page 4, which appears to be incorrect.

Offering Price Factors, page 12

3.   We note your response to prior comment 5 from our letter dated October 2, 2009. Your response indicates that the preferred stock is not convertible. However, your response to 8(a) implies that the preferred stock is. Please revise or advise.

Use of Proceeds, page 14

4.   Please revise to disclose whether the company will be able to meaningfully pursue its business opportunity if it raises only 25% of the anticipated proceeds.

5.   We do not believe that the company has responded completely to our prior comment seven from our letter dated October 2, 2009. Accordingly, we partially reissue. Please revise your disclosure, particularly in response to questions 11 and 12 to describe the impact to the company and its plans in the event that less than the maximum amount of proceeds is raised. Address whether there is any minimum amount of funding considered necessary to have a viable business.

Description of Securities, page 17

6.   If accurate, please revise your discussion under "Preferences upon liquidation" to clarify that liquidating distributions made to the preferred shareholder class would include the preferred shares held by your insiders and cause current shareholders to be substantially diluted.

Management Relationships, Transactions and Remuneration, page 26

7.   Please include a statement indicating that inForm GmbH is under no obligation to contribute its expertise or assistance to you and may decline to do so. Also, revise to indicate whether your business is viable without such assistance.

8.   We do not believe that the company has responded completely to our prior comment 12 from our letter dated October 2, 2009. Accordingly, it will be partially reissued. In an appropriate location, please expand upon your rationale for not entering into a formal agreement with inForm GmbH and expand to address how you will conduct your affairs with respect to that entity. In this respect we note continued references to a strategic alliance with inForm GmbH – see page three, for example. Please revise to conform the disclosure throughout the document.

As appropriate, please amend your offering circular in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of the offering circular. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any questions.

Sincerely,

John Reynolds
Assistant Director

Cc: Craig Christensen
Fax: 916-669-0416